Exhibit 99.1

ITURAN TO EXPAND INTO THE INDIAN MARKET

Lumax Auto Technologies, India and Ituran Location & Control, Israel
Establish a JV to Provide Telematics Solutions to the Indian Automotive Industry

AZOUR, Israel – August 14, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN), together with Lumax Auto Technologies Ltd part of Lumax DK Jain Group, India, announced today the signing of joint venture (JV) agreement for sale of telematics products and services to the Indian automotive industry.

The new JV company will be called Lumax Ituran Telematics Pvt Ltd. According to the agreement, Lumax Auto Technologies will own 50% of the joint venture, with Ituran owning the remaining 50%. The JV will tap into this large market, which currently has low penetration of advanced telematics technology. The JV will sell Ituran’s telematics products and services, adapted to the Indian automotive industry.

Speaking on the occasion, Mr. Anmol Jain, Managing Director, Lumax Auto Technologies, said, “The Indian Telematics market is projected to touch $300 million by 2021, addressing the need to curb growing vehicle theft, manage increasing organised cab service providers, rising fleets, rising crime against women, road accidents and increasing consumer awareness. In commercial vehicles, telematics will help in determining vehicle downtime, fleet monitoring to reduce unauthorised use of vehicles and check driver behavior. The customer base will include OEMs, Fleets, Aftermarket, Insurance companies, State transports etc.”

Eyal Sheratzky, CEO of Ituran commented, “With over 200 million registered cars in the country, the market potential for Ituran is phenomenal. Additionally, the telematics industry in India is in its infancy and working together with Lumax, we believe that we can establish ourselves as market leaders. For Ituran, this is the first joint venture with a large automotive supplier and the first operations centre that Ituran will open in the Asian region. As has been proven in Brazil, Ituran can successfully enter into new markets, leveraging its technology and building a long-term growth engine. We are very excited to start working with Lumax and look forward to many years of successful growth ahead.”

“The joint venture will capitalize on the strength of Lumax DK Jain Group as a leading provider of automotive components in India, having a good understanding of the Indian customer’s requirements. Together with Ituran, we will work on a business plan to become a significant player in Telematics and on Ituran’s strength in providing technologically advanced products to cater to the evolving requirement of the Indian automotive industry,” said Mr. Deepak Jain, Promoter Director, Lumax Auto Technologies.

About Lumax, DK Jain Group

Lumax, DK Jain Group a leading player in the Indian Automotive industry is a provider of a wide range of automotive solutions (Lighting Module, Frame Chassis, Integrated Plastic Modules, Gear Shift Lever, Intake systems, Seat Frames & Mechanisms etc). With a market share of 60% in automotive Lighting solutions and Gear Shift levers, Lumax has been the preferred supplier to almost all the leading OEMs in India. The group with a sales turnover of INR 2500 crores, has 7 Partnerships with leading companies in the global automotive industry, having 12 entities spread across 8 locations of the country.

For more information about the Group and its businesses, please visit our website www.lumaxworld.in

About Lumax Auto Technologies

Lumax Auto Technologies Ltd. through its wholly owned subsidiaries and joint ventures, has been a manufacturer of wide range of products (Lighting Module, Frame Chassis, Integrated Plastic Modules, Gear Shift Lever, Intake systems, Seat Frames & Mechanismsetc). We are market leaders in Design, Testing and Manufacturing Gear Shift levers in India with an overall domestic market share of more than 60%. The Company has a robust pan-India distribution network with 12 manufacturing plants across India in all major Auto clusters. Our key customers include Bajaj Auto, Honda Motorcycles and Scooters, Maruti Suzuki, Honda Cars, Toyota, Damlier, V.E Commercial Vehicles and Tata Motors.

For more information on the company and its business, please visit our website www.lumaxautotech.com

For further information please contact
Lumax Company Contact
Priyanka Sharma
Lumax Auto Technologies Ltd.
CIN No: L31909MH1981PLC025519
priyanka.sharma@lumaxmail.com
Lumax Investor Relations
Rahul Agarwal / Shrikant Sangani
Strategic Growth Advisors Pvt Ltd.
CIN No: U74140MH2010PTC204285
rahul.agarwal@sgapl.net
shrikant.sangani@sgapl.net
Tel No: +91 79770 90416 / +91 96195 95686

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com
For further information please contact
Ituran Contact
Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348
Ituran Investor Relations
Ehud Helft/Gavriel Frohwein (ituran@gkir.com)
GK Investor & Public Relations
(US) +1 646 688 3559